                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                SCHEDULE 14D-1
                            Tender Offer Statement
                     Pursuant to Section 14d(d)(1) of the
                        Securities Exchange Act of 1934
                               (Amendment No. 1)

                                ---------------

                             PALMER WIRELESS, INC.
                           (Name of Subject Company)

                       PRICE COMMUNICATIONS CORPORATION
                                   (Bidder)

                                ---------------

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                ---------------

                                  697033-10-8
                     (CUSIP Number of Class of Securities)

                                ---------------

                                 ROBERT PRICE
                       PRICE COMMUNICATIONS CORPORATION
                             45 ROCKEFELLER PLAZA
                           NEW YORK, NEW YORK 10020
                                (212) 757-5600
     (Name, Address and Telephone Number of Persons Authorized to Receive
              Notices and Communications on Behalf of the Bidder)

                                ---------------

                                    Copy to

                             PETER G. SAMUELS, ESQ
                              PROSKAUER ROSE LLP
                                 1585 BROADWAY
                           NEW YORK, NEW YORK 10036
                                (212) 969-3000

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
       Transaction Valuation*                     Amount of Filing Fee
--------------------------------------------------------------------------------
           $76,250,000                                $23,106.06
--------------------------------------------------------------------------------

* Estimated solely for the purpose of calculating the filing fee. This calculation assumes that 10,000,000 shares of common stock, par value $0.01 per share ("Price Common Stock"), of Price Communications Corporation will be exchanged for up to 3,000,000 outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, of Palmer Wireless, Inc. The filing fee was computed on the basis of the average of high and low sales prices of Price Common Stock as reported on the American Stock Exchange on August 18, 1997.
x Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and
- identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $23,106.06   Filing Party: Price Communications Corporation
Form of Registration No.: Form S-4   Date Filed: August 20, 1997

                              AMENDMENT NO. 1 TO
                                SCHEDULE 14D-1

 CUSIP No. 697033-10-8                                        Page 2 of 3 Pages

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

    Price Communications Corporation
    13-2991700
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3. SEC USE ONLY


--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f)                                                       [_]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                  7. SOLE VOTING POWER
                     1,677,700 shares of Class A Common Stock

  NUMBER OF      ---------------------------------------------------------------
    SHARES        8. SHARED VOTING POWER
BENEFICIALLY         0
  OWNED BY
    EACH         ---------------------------------------------------------------
  REPORTING       9. SOLE DISPOSITIVE POWER
 PERSON WITH         1,677,700 shares of Class A Common Stock

                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,677,700 shares of Class A Common Stock
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.9% of Class A Common Stock
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

        This Amendment No. 1 amends Item 11 of the Tender Offer Statement on
Schedule 14D-1, dated September 5, 1997 and filed by Price Communications Corporation, a New York corporation ("Price"), relating to the offer by Price to exchange $18.00 in shares of common stock, par value $0.01 per share, of Price for up to 3,000,000 outstanding shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, of Palmer Wireless, Inc., upon the terms and subject to the conditions set forth in Price's Prospectus, dated September 5, 1997 (the "Prospectus"), and the related Letter of Transmittal (together with the Prospectus, the "Offer").

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Prospectus of Price, dated September 5, 1997.
(a)(2) Form of Letter of Transmittal with respect to the Palmer Shares, together with the Guidelines for Taxpayer Identification Number on Substitute Form W-9.
(a)(3)  Form of Notice of Guaranteed Delivery.
(a)(4) Form of Letter, dated September 5, 1997, to brokers, dealers, commercial banks, trust companies and nominees.
(a)(5) Form of Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees.
(a)(6)  Text of press release, dated September 5, 1997.

(a)(7)  Letter to Palmer stockholders, dated September 15, 1997.
(b)     Not applicable.
(c)(1) Agreement and Plan of Merger, dated as of May 23, 1997, among Price, Price Communications Cellular Merger Corp. and Palmer Wireless, Inc. (incorporated by reference from Annex I to the proxy statement and prospectus included in the Registration Statement on Form S-4 filed by Price (File No. 333-33299)).
(c)(2) Voting Agreement, dated as of May 23, 1997, between Price and Palmer Communications Incorporated.
(c)(3) Employment Agreement, dated July 8, 1997, between Price Communications Wireless, Inc. and William J. Ryan.
(c)(4) Employment Agreement, dated August 15, 1997, between Price Communications Wireless, Inc. and M. Wayne Wisehart.
(d) Opinion of Proskauer Rose LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by Price (Registration No. 333-34017)).
(e)     See Exhibit (a)(1).
(f)     Not applicable.

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              PRICE COMMUNICATIONS CORPORATION



                                              By:  /s/ Robert Price
                                                   -----------------------------
                                                   Name:  Robert Price
                                                   Title: President

September 15, 1997

                                 EXHIBIT INDEX

Exhibit No.
-----------



(a)(7)  Letter to Palmer stockholders, dated September 15, 1997.

(c)(1) Agreement and Plan of Merger, dated as of May 23, 1997, among Price, Price Communications Cellular Merger Corp. and Palmer Wireless, Inc. (incorporated by reference from Annex I to the proxy statement and prospectus included in the Registration Statement on Form S-4 filed by Price (File No. 333-33299)).
(c)(2) Voting Agreement, dated as of May 23, 1997, between Price and Palmer Communications Incorporated.
(c)(3) Employment Agreement, dated July 8, 1997, between Price Communications Wireless, Inc. and William J. Ryan.
(c)(4) Employment Agreement, dated August 15, 1997, between Price Communications Wireless, Inc. and M. Wayne Wisehart.
(d) Opinion of Proskauer Rose LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by Price (Registration No. 333-34017)).